UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2016

FUNDRISE EQUITY REIT, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10504

Delaware	35-2536661
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1601 Connecticut Ave. NW, Suite 300 Washington, DC (Address of principal executive offices)	20009 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

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Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in our initial public offering (the “Offering”);

•	our ability to attract and retain members to our sponsor’s online crowdfunding platform (the “Fundrise Platform”);

•	risks associated with breaches of our data security;

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease space;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside financing;

•	decreased rental rates or increased vacancy rates;

•	the risk associated with potential breach or expiration of a ground lease, if any;

•	difficulties in identifying properties to complete, and consummating, real estate acquisitions, developments, joint ventures and dispositions;
•	our failure to successfully operate acquired properties and operations;

•	exposure to liability relating to environmental and health and safety matters;

•	changes in real estate and zoning laws and increases in real property tax rates;

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•	our failure to maintain our status as a REIT;

•	failure of acquisitions to yield anticipated results;

•	risks associated with breaches of our data security;

•	our level of debt and the terms and limitations imposed on us by our debt agreements;

•	the need to invest additional equity in connection with debt refinancings as a result of reduced asset values;

•	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;

•	expected rates of return provided to investors;

•	the ability of our sponsor and its affiliates to source, originate and service our loans and other assets, and the quality and performance of these assets;

•	our ability to retain and hire competent employees and appropriately staff our operations;

•	legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of real estate investment trusts (“REITs”) and the Securities and Exchange Commission (“SEC”) guidance related to Regulation A or the JOBS Act);

•	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our sponsor;

•	our ability to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our offerings and the consequential risk that we may not have the resources to satisfy redemption requests;

•	our failure to maintain our status as a REIT;

•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act and other laws; and

•	changes to generally accepted accounting principles, or GAAP.

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Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

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FUNDRISE EQUITY REIT, LLC
(the "Growth eREITTM")

Item 1.	Business

The Company

Fundrise Equity REIT, LLC is a Delaware limited liability company formed on June 30, 2015 to originate, invest in and manage a diversified portfolio of commercial real estate properties. We use the net proceeds from our Offering to originate, acquire and structure a diversified portfolio of commercial real estate properties. We may also invest, to a limited extent, in commercial real estate loans, as well as commercial real estate debt securities and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The use of the terms “Fundrise Equity REIT”, the “company”, “we”, “us” or “our” in this Annual Report refer to Fundrise Equity REIT, LLC unless the context indicates otherwise.

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (“the Code”), commencing with our taxable year ending December 31, 2016. As of April 1, 2017 and December 31, 2016, our portfolio was comprised of approximately $40,414,000 and $41,466,000 worth of commercial real estate properties, respectively, that in the opinion of our Manager, meet our investment objectives. We have attempted to diversify our portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of real estate assets that provide attractive and stable returns to our investors. We make our investments by acquiring portfolios of assets, other mortgage REITs or companies with investment objectives similar to ours or through direct loan origination, the acquisition of individual loan or securities assets.

Fundrise Advisors, LLC is our Manager. As our Manager, it manages our day-to-day operations and our portfolio of commercial real estate assets, commercial real estate loans and other real estate-related assets. Our Manager also has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our sponsor, Rise Companies Corp., also provides asset management, marketing, investor relations and other administrative services on our behalf.

Through our recently completed offering, we raised approximately $50 million in capital from approximately 7,600 investors (not including the approximate $200,000 received in private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), as of December 31, 2016.

Investment Strategy

We originate, acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell commercial real estate properties. We acquire and operate real estate and real estate-related assets on an opportunistic basis. Our management has extensive experience investing in numerous types of properties. Thus, we may acquire a wide variety of commercial properties, including office, industrial, retail, hospitality, recreation and leisure, single-tenant, multifamily and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development or construction and may include multifamily properties purchased for conversion into condominiums and single-tenant properties that may be converted for multifamily use. We focus on acquiring properties with significant possibilities for short-term capital

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appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. We also may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest. In addition, to the extent that our Manager and its investment committee determines that it is advantageous, we also may make or invest in commercial mortgage-backed securities, mortgage loans and Section 1031 tenant-in-common interests. We expect that our portfolio of debt investments will be secured primarily by U.S. based collateral and diversified by security type, property type and geographic location.

We may enter into one or more joint ventures, tenant-in-common investments or other coownership arrangements for the acquisition, development or improvement of properties with third parties or affiliates of our Manager, including present and future real estate investment offering and REITs sponsored by affiliates of our sponsor. We also may serve as mortgage lender to, or acquire interests in or securities issued by, these joint ventures, tenant-in-common investments or other joint venture arrangements.

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 Investment Objectives

Our primary investment objectives are:

•	to realize growth in the value of our investments within approximately five years of the termination of our Offering;

•	to grow net cash from operations so more cash is available for distributions to investors;

•	to enable investors to realize a return on their investment by beginning the process of liquidating and distributing cash to investors within approximately five years of the termination of our Offering, or providing liquidity through alternative means such as in-kind distributions of our own securities or other assets; and

•	to preserve, protect and return your capital contribution.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee reviews our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular dated and filed with the SEC on January 6, 2016, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

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Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Fundrise Equity REIT, LLC is a Delaware limited liability company formed to originate, invest in and manage a diversified portfolio of commercial real estate properties. We expect to use substantially all of the net proceeds from our offering to originate, acquire and structure a diversified portfolio of commercial real estate properties and may also invest, to a limited extent, in commercial real estate loans, commercial real estate debt securities and other real estate-related assets. We are externally managed by Fundrise Advisors, LLC, or our Manager, which is an investment adviser registered with the Securities and Exchange Commission, or SEC, and a wholly-owned subsidiary of our sponsor, Rise Companies Corp., the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the Fundrise Platform www.fundrise.com. On February 27, 2016, we commenced operations upon our satisfying the $1.0 million minimum offering requirement (not including the $200,000 received in the private placements to our sponsor and Fundrise, LP).

As of December 6, 2016, we had received subscriptions for approximately $50.0 million in the Offering (not including the approximate $200,000 received in private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor). Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity on a quarterly basis for their investment in our shares.

Our primary investment types are as follows:

• Commercial Real Estate Properties – Our commercial real estate equity investments include direct and indirect ownership in real estate and select real estate assets that may be structurally senior to a third-party partner’s equity.

• Select Real Estate-Related Securities – Our real estate-related securities include securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest.

We believe that these investment types are complementary to each other due to overlapping sources of investment opportunities and common reliance on real estate fundamentals and application of similar portfolio management skills to maximize value and to protect capital.

We have operated in a manner intended to qualify as a REIT for federal income tax purposes beginning with the year ended December 31, 2016.

Our Investments

During calendar year 2016, we entered into the following investments. See “Recent Developments” below for a description of investments we have made since December 31, 2016.

Investment Type	Date	Description
Acquisitions of Controlled Subsidiaries	5/12/16	Acquired ownership of a “majority-owned subsidiary”, 1575 Lafayette Denver LLC (the “Heartwood Lafayette Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of $1,600,000, which is the initial stated value of our equity interest in the Heartwood Lafayette Controlled

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Subsidiary (the “Heartwood Lafayette Investment”). The Heartwood Lafayette Controlled Subsidiary used the proceeds to acquire and renovate a 41-unit multifamily building located in Denver, Colorado. We are entitled to receive a 14.0% per annum economic return on our Heartwood Lafayette Investment, paid current on a quarterly basis until the Heartwood Lafayette Investment is redeemed. Please find more on the Heartwood Lafayette Controlled Subsidiary Investment here and asset update here.

On December 19, 2016, we were redeemed for the full amount of the Heartwood Lafayette Investment, including the annualized 14% preferred return thereon. The redemption amount was repaid after the Heartwood Lafayette Controlled Subsidiary successfully refinanced with a new equity investment with a right to a receive a preferred economic return at a much lower single-digit rate. This was due in part to their success in turning over newly renovated units, as well as the reduced risk of the investment at this phase. Prior to redeeming the Heartwood Lafayette Investment, the sponsor renovated and released twelve of the forty-one units at rates 10% higher than our originally projected rents. Please find more on the Heartwood Lafayette Controlled Subsidiary Investment redemption here.

6/6/16

Acquired ownership of a “majority-owned subsidiary”, Jax2 JV LLC (the “RSE Jacksonville Controlled Subsidiary”), for a purchase price of $14,455,000, which is the initial stated value of our equity interest in the RSE Jacksonville Controlled Subsidiary (the “RSE Jacksonville Investment”). The RSE Jacksonville Controlled Subsidiary used the proceeds to close on the acquisition of a two separate stabilized garden-style multifamily properties totaling 679 units located in Jacksonville, FL. Our consent is required for all major decisions regarding the RSE Jacksonville Properties. Please find more on the RSE Jacksonville Controlled Subsidiary Investment here and asset update here.

6/27/16

Acquired ownership of a “majority-owned subsidiary”, Fundrise Insight One, LLC (the “RSE Insight Controlled Subsidiary”), for an initial purchase price of $3,438,986, which is the initial stated value of our equity interest in the RSE Insight Controlled Subsidiary (the “RSE Insight Investment”). The RSE Insight Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized low-rise multifamily property totaling 76 units located in Fort Belvoir, Virginia. Our consent is required for all major decisions regarding any properties owned by the RSE Insight Controlled Subsidiary. Please find more on the RSE Insight Controlled Subsidiary Investment here.

9/14/16	Acquired ownership of a “majority-owned subsidiary”, Fundrise Insight One, LLC (the “RSE Insight Controlled Subsidiary”), for an initial purchase price of $11,421,520 , which is the initial stated value of our additional equity interest in the RSE Insight Controlled Subsidiary (the “Second RSE Insight Investment”). The RSE Insight Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized low-rise multifamily property totaling 216 units in Alexandria, VA. Our consent is required for all major decisions regarding any properties owned by the RSE Insight Controlled Subsidiary. Please find more on the Second RSE Insight Investment here.

9/19/16	Acquired ownership of a “majority-owned subsidiary”, Fundrise Peak I, LLC (the “RSE Peak Controlled Subsidiary”,for an initial purchase price

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of $8,460,000, which is the initial stated value of our equity interest in the RSE Peak Controlled Subsidiary (the “RSE Peak Investment”). The RSE Peak Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized garden-style multifamily property totaling 286 units located in Richland, Washington. Our consent is required for all major decisions regarding any properties owned by the RSE Peak Controlled Subsidiary. Please find more on the RSE Peak Investment here.

9/28/16

Acquired ownership of a “majority-owned subsidiary”, Fundrise Insight One, LLC (the “RSE Insight Controlled Subsidiary”), for an initial purchase price of $6,770,327, which is the initial stated value of our additional equity interest in the RSE Insight Controlled Subsidiary (the “Third RSE Insight Investment”). The RSE Insight Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized low-rise multifamily property totaling 138 units in Woodbridge, VA. Our consent is required for all major decisions regarding any properties owned by the RSE Insight Controlled Subsidiary. Please find more on the Third RSE Insight Investment here.

Liquidation Support

Our Manager has entered into a liquidation support agreement pursuant to which our Manager will make a payment to us of up to $500,000 if the distributions we pay upon liquidation (together with any distributions made prior to liquidation) are less than a 20% average annual non-compounded return. More specifically, our Manager will make the following payments to us upon liquidation if our liquidating distribution is less than an average annual non-compounded return of at least 20%:

Average Annual Non-Compounded Return	Liquidation Support Payment
17.0% or less	$500,000
17.1% to 18.0%	$400,000
18.1% to 19.0%	$300,000
19.1% to 19.9%	$200,000
20.0% or greater	$0

Distributions

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates.

On March 31, 2016, we announced our first distribution to shareholders of record as of the close of business on each day of the period commencing on April 1, 2016 and ending on April 30, 2016. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day for the periods as shown in the table below:

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Distribution Period	Daily Distribution Amount/Common Share	Date of Declaration	Payment Date (1)	Annualized Yield (2)
04/01/16 – 04/30/16	0.0021917808	03/31/16	7/13/16	8.00%
05/01/16 – 06/30/16	0.0021917808	04/20/16	7/13/16	8.00%
07/01/16 – 09/30/16	0.0021917808	06/08/16	10/13/16	8.00%
10/01/16 – 10/31/16	0.0021917808	09/30/16	1/12/17	8.00%
01/01/17 – 03/31/17	0.0013698630	12/31/16	4/21/17	8.00	%(3)
02/09/17 – 03/31/17	0.0014504432	02/09/17	4/21/17	8.00	%(3)
04/01/17 – 06/30/17	0.0021917808	03/21/17	7/21/17	8.00%
Weighted Average (04/01/16 through 06/30/17)	0.0018985821 (4)	-		6.93	%(5)

(1) Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2) Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While our Manager is under no obligation to do so, each annualized basis return assumes that our Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that our Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3) When taken together, the daily distribution amounts declared and/or paid for the period 01/01/17 through 03/31/17 (the “Q1 2017 Distribution Period”), and the additional daily distribution amount for the period 02/09/17 through 03/31/17 (the “Additional Q1 2017 Distribution Period”), equate to approximately 8.00% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price, for shareholders of record who held our common shares throughout the entirety of both the Q1 2017 Distribution Period and the Additional Q1 2017 Distribution Period. While our Manager is under no obligation to do so, the annualized basis return assumes that our Manager will declare distributions in the future similar to the distributions disclosed herein.

(4) Average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from April 1, 2016 through June 30, 2017.

(5) Average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, assuming a $10.00 per share purchase price. While our Manager is under no obligation to do so, the average annualized basis return assumes that our Manager would declare distributions in the future similar to the average distributions for the period from April 1, 2016 through June 30, 2017, and there can be no assurance that our Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

Any distributions we make are at the discretion of our Manager, and are based on, among other factors, our present and reasonably projected future cash flow. Distributions are paid to shareholders as of the record dates selected by our Manager. In addition, our Manager’s discretion as to the payment of distributions is limited by the REIT distribution requirements, which generally require that we make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income, computed without regard to the dividends paid deduction and excluding net capital gain. Moreover, even if we make the required minimum distributions under the REIT rules, we are subject to federal income and excise taxes on our undistributed taxable income and gains. As a result, our Manager intends to continue to make such additional distributions, beyond the minimum REIT distribution, to avoid such taxes.

Any distributions that we make directly impacts our NAV, by reducing the amount of our assets. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

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Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

We have adopted a redemption plan whereby, on a quarterly basis, a shareholder may obtain liquidity as described in detail in our Offering Circular, which may be accessed here. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason

As of December 31, 2016, 56,857 common shares have been submitted for and 100% of such redemption requests have been honored.

Sources of Operating Revenues and Cash Flows

We generate revenues from net interest income on our commercial real estate investments, as well as cash flow distributions and equity in earnings from our investments in unconsolidated joint ventures. Our income is primarily derived through the difference between revenue and the cost at which we are able to finance our investments. We may also seek to acquire investments which generate attractive returns without any leverage.

Outlook and Recent Trends

We believe that the near and intermediate-term market for investment in select commercial real estate properties, commercial real estate equity investments, joint venture equity investments, and other real estate related assets is compelling from a risk-return perspective. Given the prospect of a continued relatively loose Federal Reserve monetary policy, we favor a strategy weighted toward targeting equity investments with significant potential value creation but below the radar of institutional-sized investors. In contrast, returns typically associated with core real estate properties in major gateway markets, and stabilized trophy assets have generally become overpriced in the a pursuit of safety over value. We believe that our investment strategy, combined with the experience and expertise of our Manager’s management team, will provide opportunities to originate investments with attractive long-term equity returns and strong structural features with local, joint venture real estate companies, thereby taking advantage of changing market conditions in order to seek the best risk-return dynamic for our shareholders.

For more information regarding market conditions, please see “Investment Objectives and Strategy – Market Overview and Opportunity” in our Offering Circular here.

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Our Strategy

We have in the past and in the future plan to continue to use substantially all of the proceeds of our Offering to originate, acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell commercial real estate properties. We acquire and operate real estate and real estate-related assets on an opportunistic basis. Our management has extensive experience investing in numerous types of properties. Thus, we may acquire a wide variety of commercial properties, including office, industrial, retail, hospitality, recreation and leisure, single-tenant, multifamily and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development or construction and may include multifamily properties purchased for conversion into condominiums and single-tenant properties that may be converted for multifamily use. We focus on acquiring properties with significant possibilities for short-term capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. We also may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest. In addition, to the extent that our Manager and its investment committee determines that it is advantageous, we also may make or invest in commercial mortgage-backed securities, mortgage loans and Section 1031 tenant-in-common interests. Our portfolio of debt investments will be secured primarily by U.S. based collateral and diversified by security type, property type and geographic location.

In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our sponsor given our sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

·	our sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

·	our sponsor’s direct and online origination capabilities, which are amplified by a proprietary crowdfunding technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

·	our sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire and originate;

·	our sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

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·	our sponsor’s management team which has a successful track record of making commercial real estate investments in a variety of market conditions.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. Generally Accepted Accounting Principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe the following critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2 —Significant Accounting Policies, included in the financial statements contained in this report below for a more thorough discussion of our accounting policies and procedures. We consider our critical accounting policies to be the following:

Commercial Real Estate Debt Investments

Our commercial real estate debt investments are generally classified as held to maturity as we have both the intent and ability to hold these investments to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium, discount and unfunded commitments. We review our real estate debt investments on a quarterly basis, or more frequently when such an evaluation is warranted, to determine if an impairment exists. A real estate debt investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. Commercial real estate debt investments that are deemed to be impaired are carried at amortized cost less a loan loss reserve, if deemed appropriate, which approximates fair value.

We have certain investments that are legally structured as equity investments with rights to receive preferred economic returns. We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

We invested in one real estate debt investment during the year ended December 31, 2016 that had fully redeemed as of December 31, 2016. See Note 2, Summary of Significant Accounting Policies, Real Estate Debt Investments in our financial statements for further detail. The following table describes our real estate debt investment activity as of December 31, 2016 (amounts in thousands):

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Investments in Real Estate Debt:	For the Year Ended December 31, 2016	For the Period June 30, 2015 (Inception) through December 31, 2015
Beginning balance	$—	$—
Investments	1,600	—
Principal repayments (1)	(1,600)	—
Amortization of deferred fees, costs, and discounts/premiums	—	—
Ending balance	$—	$—

(1)	The principal repayment includes full repayment from one debt instrument.

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Principles of Consolidation

Certain of our investments are considered “majority-owned subsidiaries” within the meaning of the Investment Company Act of 1940. Our ownership interest in an investee referred to as such does not necessarily exceed 50% of the capital of the investee, and the definition under the Investment Company Act differs from the considerations provided by GAAP for whether an investee should be consolidated. We analyze our investments to determine whether they should be consolidated using the voting interest and variable interest models provided by generally accepted accounting principles. See Note 2, Summary of Significant Accounting Policies, Principles of Consolidation in our financial statements for further detail.

Certain of our investments are considered to be “majority-owned subsidiaries” within the meaning of the Investment Company Act of 1940. This definition differs from the GAAP definition of the primary beneficiary of a variable interest entity.

As of December 31, 2016 and December 31, 2015, the Company does not consolidate any separate legal entities in which we own equity interests. We generally consolidate variable interest entities (“VIE”) where the Company is the primary beneficiary of a VIE in which we have a variable interest and voting interest entities where the Company is the majority owner or otherwise controls the voting interest entity.

As of December 31, 2016 and December 31, 2015, the Company did not hold any investments in entities which are considered to be variable interest entities based on the determination that we have substantive participating rights in all of the limited partnerships or similar legal entities which may have otherwise been considered variable interest entities.

Investments in Equity Method Investees

Non-controlling, unconsolidated ownership interests in an entity may be accounted for using the equity method, at fair value or the cost method. As of December 31, 2016 we accounted for our investments in Equity Method Investees under the equity method.

Under the equity method, the investment is adjusted each period for capital contributions and distributions and its share of the entity’s net income (loss). Capital contributions, distributions and net income (loss) of such entities are recorded in accordance with the terms of the governing documents. An allocation of net income (loss) may differ from the stated ownership percentage interest in such entity as a result of preferred returns and allocation formulas, if any, as described in such governing documents. Equity method investments are recognized using a cost accumulated model in which the investment is recognized based on the cost to the investor, which includes acquisition fees. Acquisition fees incurred directly in connection with the investments in a joint venture are capitalized and amortized using the straight-line method over the estimated useful life of the underlying joint venture assets. No amortization of acquisition fees is currently reflected on the financial statements.

The table below presents the activity of the Company's investments in equity method investees, accounted for using the equity method, as of and for the periods presented (in thousands):

17

	For the Year Ended December 31, 2016	For the Period June 30, 2015 (Inception) through December 31, 2015
Beginning balance	$—	$—
New investments in equity method investees	44,546	—
Distributions received	(554)	—
Equity in losses of equity method investees	(2,526)
Ending balance	$41,466	$—

Fair Value Disclosures

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs.

As of December 31, 2016, the Company’s financial instruments consist of cash, three joint venture equity investments, and accounts payable. The carrying values of cash and cash equivalents, receivables, and accounts payable are reasonable estimates of their fair value. The aggregate fair value of our investments is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of December 31, 2016 and December 31, 2015, management estimated the fair value of our investments to be $44,545,833 and $0, respectively. See Note 4, Fair Value of Financial Instruments in our financial statements.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (“ASU”) that may have an impact on our financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in our financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

18

Results of Operations

Revenue

On February 27, 2016, we commenced operations upon our satisfying the $1.0 million minimum offering requirement (not including the $200,000 received in the private placements to our sponsor and Fundrise, LP). For the year ended December 31, 2016, we incurred a net loss of approximately $2,903,000 primarily attributable to equity in losses from our equity method investments. For the period June 30, 2015 (Inception) through December 31, 2015, we incurred a net loss of approximately $1,000 primarily attributable to general and administrative expenses.

Interest Income

For the year ended December 31, 2016 and for the period June 30, 2015 (Inception) through December 31, 2015, we earned interest income of approximately $135,000 and $0, respectively, from our investments.

Expenses

General and Administrative

For the year ended December 31, 2016 and for the period June 30, 2015 (Inception) through December 31, 2015, we incurred general and administrative expenses of approximately $230,000 and $1,000, respectively, which included auditing and professional fees, bank fees, organizational costs and other costs associated with operating our business.

Asset Management Fees

For the year ended December 31, 2016 and for the period June 30, 2015 (Inception) through December 31, 2015, we incurred asset management fees of approximately $281,000 and $0, respectively.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our Offering to conduct our operations. We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of commercial real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of December 31, 2016, we had made three investments for approximately $44.5 million and had $4.2 million in cash. In addition to our investments of $44.5 million, we had future funding commitments up to an additional $4.3 million related to our investments in equity method investees. We anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations as of December 31, 2016.

We receive distributions from our Equity Method Investees that represent cash flow from operations from the investment. During the year ended December 31, 2016 and for the period June 30, 2015 (Inception) through December 31, 2015, we received cash distributions of approximately $554,000 and $0, respectively.

We currently have no outstanding debt and have not received any commitments from any lenders to provide us with financing. Our targeted portfolio-wide leverage is between 50-85% of the greater of the cost (before deducting depreciation or other non cash reserves) or fair market value of our assets. Our Manager may from time to

19

time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee. On January 31, 2017, the Company and its Sponsor entered into a Third Amended and Restated Promissory Grid Note, whereby the interest rate is 3.0% and the maturity date is April 30, 2017. As of April 1, 2017 the Company had not drawn on the Promissory Grid Note. See Note 6 – Related Party Arrangements – Rise Companies Corp in our financial statements.

In addition to making investments in accordance with our investment objectives, we use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments included payments for reimbursement of certain organization and offering expenses. As of December 31, 2016, organization and offering expenses have totaled approximately $990,000, respectively, and total approximately 2.0% of gross offering proceeds. In addition, borrowers and real estate sponsors may make payments to our sponsor or its affiliates in connection with the selection or purchase of investments. The amount of the asset management fee may vary from time to time, and we will publicly report any changes in the asset management fee. During the year ended December 31, 2016 and the period June 30, 2015 (Inception) through December 31, 2015, asset management fees of $280,997 and $0, respectively, have been incurred. As of December 31, 2016 and December 31, 2015, $108,306 and $0, of asset management fees, respectively, remain payable to the Manager.

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Cash Flows

The following presents our statement of cash flows for the year ended December 31, 2016 and for the period June 30, 2015 (Inception) through December 31, 2015 (in thousands):

Cash Flows	For the Year Ended December 31, 2016	For the Period June 30, 2015 (Inception) Through December 31, 2015
Operating activities:	$(131)	$(1)
Investing activities:	(43,992)	-
Financing activities:	48,275	1
Net increase (decrease) in cash and cash equivalents	$4,152	$-
Cash and cash equivalents, beginning of period	$-	$-
Cash and cash equivalents, end of period	$4,152	$-

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Off-Balance Sheet Arrangements

As of December 31, 2016, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see “Item 5 - Interest of Management and Others in Certain Transactions” below.

Recent Developments

Event	Date	Description
Change of Principal Address	1/3/17	The Company moved its headquarters to 1601 Connecticut Ave., NW, Suite 300, Washington, DC 20009.
Third Amended and Restated Promissory Grid Note	1/31/17	Entered into a Third Amended and Restated Promissory Grid Note (the “Third Amended and Restated Promissory Grid Note”), as borrower, with Rise Companies Corp., as lender. The Third Amended and Restated Promissory Grid Note is a revolving line of credit in the aggregate principal amount of $10 million that bears an interest rate of 3% per annum, calculated on a 30-day month/360-day year basis. All outstanding principal and interest on the Third Amended and Restated Promissory Grid Note is due and payable on April 30, 2017.
Declaration of Q1 2017 Dividends	12/31/17 and 2/9/17

On December 31, 2016, our Manager declared a daily distribution of $0.0013698630 per share for shareholders of record as of the close of business on each day of the period commencing on January 1, 2017 and ending on March 31, 2017.

On February 9, 2017, our Manager declared an additional daily distribution of $0.0014504432 per share for shareholders of record as of the close of business on each day of the period commencing on February 9, 2017 and ending on March 31, 2017.

Declaration of Q2 2017 Dividends	3/21/17	On March 21, 2017, our Manager declared a daily distribution of $0.0021917808 per share for shareholders of record as of the close of business on each day of the period commencing on April 1, 2017 and ending on June 30, 2017.

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Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. Our Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular, which may be accessed here, unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	40	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	31	Chief Operating Officer
Bjorn J. Hall	36	General Counsel, Chief Compliance Officer and Secretary

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and Director of our sponsor since its inception on March 14, 2012. As of February 9, 2016, Ben is also serving as Interim Chief Financial Officer and Treasurer of our Manager. Since June 2012, Ben has been Managing Partner of Rise Development LLC, a real estate company focused in the Mid-Atlantic. In December 2011, Ben started Popularise LLC, a real estate crowdsourcing website, which he currently manages. Prior to Rise Development, Ben had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation from April 2006 to October 2010, after joining our Company in early 2003 as a board advisor and then as COO in 2005. Western Development Corp. is one of the largest retail, mixed-use real estate companies in Washington, DC, most notably known for developing Gallery Place, Washington Harbour, Georgetown Park, and Potomac Mills. While at Western Development, Ben led the development activities of over 1.5 million square feet of property, including more than $300.0 million of real estate acquisition and financing. Ben was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative, from 2003 until he joined Western Development in 2005. From 1999 to 2001, Ben was an associate in business development at Lyte Inc., a retail technology start-up. Starting in 1997 until 1999, Ben worked as an analyst at a private equity real estate fund, Lubert-Adler, and for venture capital firm IL Management. Ben has a Bachelor of Arts from the University of Pennsylvania. Ben is on the Board of Trustees of the National Center for Children and Families.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacities with the sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate which he continues to do currently. Additionally, Brandon has served as Director of Real Estate for WestMill Capital Partners since March of 2011. Previously, Brandon spent two and a half years as an investment advisor and sales broker at Marcus & Millichap, the largest real estate investment sales brokerage in the country. Prior to his time in brokerage, Brandon also worked for Westfield Corporation, a leading shopping center owner. Brandon earned is BA in Public Policy and Economics from Duke University.

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Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our sponsor since February 2014. Prior to joining our sponsor in February 2014, Bjorn was a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Bjorn has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us. Each of the executive officers of our sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for his services, including services performed for us on behalf of our Manager, from our sponsor. As executive officers of our Manager, these individuals serve to manage our day-today affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular here.

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Item 4.	Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the beneficial ownership of our common shares as of March 31, 2017 for each person or group that holds more than 5% of our common shares, for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Each person or entity has an address in care of our principal executive offices at 1601 Connecticut Ave., NW, Suite 300, Washington, DC 20009.

	Number of Shares	Percent of
Name of Beneficial Owner (1)	Beneficially Owned	All Shares
Benjamin S. Miller	1,100	*
Brandon T. Jenkins	100	*
Bjorn J. Hall	209	*
All directors and executive officers of our Manager as a group (3 persons)	1,409	*

*	Represents less than 1% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

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Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see “Related Party Arrangements” in Item 7 “Financial Statements” below.

Item 6.	Other Information

None.

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INDEX TO FINANCIAL STATEMENTS OF

Fundrise Equity REIT, LLC

27

Independent Auditor’s Report

To the Members
Fundrise Equity REIT, LLC	RSM US LLP
Washington, D.C.

Report on the Financial Statements

We have audited the accompanying financial statements of Fundrise Equity REIT, LLC (the Company), which comprise the balance sheets as of December 31, 2016 and 2015, the related statements of operations, changes in members’ equity, and cash flows for the year ended December 31, 2016, and for the period from June 30, 2015 (inception) through December 31, 2015, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fundrise Equity REIT, LLC as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the year ended December 31, 2016, and the period from June 30, 2015 (inception) through December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

McLean, Virginia

March 22, 2017

THE POWER OF BEING UNDERSTOOD

AUDIT | TAX | CONSULTING

RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

F-1

Fundrise Equity REIT, LLC

Balance Sheets

As of December 31, 2016 and December 31, 2015

(Amounts in thousands, except share and per share data)

	2016	2015
ASSETS
Cash and cash equivalents	$4,152	$—
Subscription receivable	—	199
Other assets	2	—
Investments in equity method investees	41,466	—
Total Assets	$45,620	$199

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$111	$—
Due to related party	401	—
Distributions payable	929	—
Redemptions payable	343	—
Total Liabilities	1,784	—

Members’ Equity:
Fundrise Equity REIT, LLC Members’ Equity: Common shares; unlimited shares authorized; 4,959,161 and 100 shares issued and outstanding as of December 31, 2016 and December 31, 2015, respectively, net of accumulated amortization of deferred offering costs of $970 and $0 as of December 31, 2016 and December 31, 2015, respectively	48,640	200
(Accumulated deficit)	(4,804)	(1)
Total Members’ Equity	43,836	199
Total Liabilities and Members’ Equity	$45,620	$199

The accompanying notes are an integral part of these financial statements.

F-2

Fundrise Equity REIT, LLC

Statements of Operations

For the Year Ended December 31, 2016 and for the Period June 30, 2015 (Inception) through December 31, 2015

(Amounts in thousands, except share and per share data)

	2016	2015
Net investment income
Interest income	$135	$—
Equity in losses of equity method investees	(2,526)
Interest expense – related party note	(1)	—
Total net investment (loss)	(2,392)	—

Expenses
Asset management and other fees- related party	281	—
General and administrative expenses	230	1
Total expenses	511	1

Net (loss)	$(2,903)	$(1)
Net income per basic and diluted common share	$(1.18)[1]	$(9.11)
Weighted average number of common shares outstanding, basic and diluted	2,456,226 [1]	100

[1] In this initial year of operations we have recalculated the weighted average of common shares outstanding and net loss per basic share over the period from commencement of operations through December 31, 2016 at 2,897,217 and $(1.00), respectively.

The accompanying notes are an integral part of these financial statements.

F-3

Fundrise Equity REIT, LLC

Statements of Members’ Equity

For the Year Ended December 31, 2016 and for the Period June 30, 2015 (Inception) through December 31, 2015

(Amounts in thousands, except share data)

	Common Shares
	Shares	Amount	Retained Earnings (Accumulated Deficit)	Total Company’s Shareholders’ Equity
June 30, 2015 (Inception)	—	$—	$—	$—
Proceeds from issuance of common shares	100	1	—	1
Subscriptions for common shares not yet issued	19,900	199	—	199
Accumulated amortization of deferred offering costs	—	—	—	—
Distributions declared on common shares	—	—	—	—
Redemptions of common shares	—	—	—	—
Net (loss)	—	—	(1)	(1)
Balance as of December 31, 2015	20,000	200	(1)	199
Proceeds from issuance of common shares	4,996,018	49,960	—	49,960
Accumulated amortization of deferred offering costs	—	(970)	—	(970)
Distributions declared on common shares	—	—	(1,900)	(1,900)
Redemptions of common shares	(56,857)	(550)	—	(550)
Net (loss)	—	—	(2,903)	(2,903)
Balance as of December 31, 2016	4,959,161	$48,640	$(4,804)	$43,836

The accompanying notes are an integral part of these financial statements.

F-4

Fundrise Equity REIT, LLC

Statements of Cash Flows

For the Year Ended December 31, 2016 and for the Period June 30, 2015 (Inception) through December 31, 2015

(Amounts in thousands)

	2016	2015
OPERATING ACTIVITIES:
Net (loss)	$(2,903)	$(1)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:
Equity in losses of equity method investees	2,526	—
Net increase in other assets	(2)	—
Net increase in accounts payable and accrued expenses	111	—
Increase in due to related party	137	—
Net cash (used in) operating activities	(131)	(1)
INVESTING ACTIVITIES:
Investment in real estate debt related investments	(1,600)	—
Repayment of real estate debt related investments	1,600	—
Investment in equity method investees	(44,546)	—
Distributions received from equity method investees	554	—
Net cash (used in) investing activities	(43,992)	—
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	50,159	1
Proceeds from note payable – related party	700	—
Payoff of note payable – related party	(700)	—
Distributions paid	(971)	—
Cash paid for shares redeemed	(207)	—
Deferred offering costs	(970)	—
Advances from related party	970	—
Repayments of advances from related party	(706)	—
Net cash provided by financing activities	48,275	1

Net increase in cash and cash equivalents	4,152	—
Cash and cash equivalents, beginning of period	—	—
Cash and cash equivalents, end of period	$4,152	$—

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS:
Amortization of deferred offering costs	$970	$—
Distributions payable	$929	$—
Redemptions payable	$343	$—
Subscriptions for common shares not yet issued	$—	$199

The accompanying notes are an integral part of these financial statements.

F-5

Fundrise Equity REIT, LLC

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2016 and for the Period June 30, 2015 (Inception) through December 31, 2015

1.	Formation and Organization

Fundrise Equity REIT, LLC was formed on June 30, 2015, as a Delaware limited liability company to invest in a diversified portfolio of commercial real estate assets and securities. Operations commenced February 27, 2016. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Equity REIT, LLC except where the context otherwise requires.

The Company was organized primarily to originate, invest in and manage a diversified portfolio of commercial real estate loans, commercial real estate, and may also invest in commercial real estate-related debt securities and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. Substantially all of the Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”).

The Company’s origination, investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments the Company has made to date have been in domestic commercial real estate assets with similar economic characteristics, and the Company evaluates the performance of all of its investments using similar criterion.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes as of the year ended December 31, 2016. We hold substantially all of our assets directly, and as of the date of this filing have not established an operating partnership or any taxable REIT subsidiary (“TRS”) or qualified REIT subsidiary (“QRS”), though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

A maximum of $50 million in the Company’s common shares may be sold to the public in this Offering (as defined below). The Manager has the authority to issue an unlimited number of common shares. As of December 31, 2016 and December 31, 2015, the Company has issued 4,959,161 and 100 shares, respectively, including shares to Rise Companies Corp. (the “Sponsor”), an indirect owner of the Manager, in an amount of 100 common shares for an aggregate purchase price of $1,000 as of December 31, 2015. In addition, as of December 31, 2016, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 19,900 common shares at $10.00 per share in a private placement for an aggregate purchase price of $199,000. At December 31, 2015, Fundrise, L.P. had committed to purchase but had not purchased any common shares.

Pursuant to the Form 1-A filed with the SEC with respect to our offering (the “Offering”) of up to $50 million in common shares, the purchase price for all shares was $10.00 per share as of December 31, 2016 and December 31, 2015. The Offering was declared qualified by the SEC on January 5, 2016.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying balance sheets, statements of operations, members’ equity and cash flows and related notes to the financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

F-6

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less. Cash and cash equivalents are carried at cost which approximates fair value.

Concentration of Credit Risk

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Organizational, Offering and Related Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. Pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company, subject to a minimum offering raise, as described below.

The Sponsor intends to establish a number of programs as real estate investment trusts that will be similar in structure to ours. As the Company is one of the Sponsor’s initial such programs, it is anticipated that the legal fees and other formation and structuring expenses incurred by the Manager in qualifying this offering may be substantially higher than those of future similar programs. Accordingly, the Manager has agreed to allocate legal fees incurred in establishing the first ten such programs (including us) that exceed the estimated legal fees of $312,500 per program, to other programs sponsored by the Sponsor. As a result, we and each of the other nine programs will be required to reimburse the Manager for up to $312,500 in legal fees incurred in preparing such offerings. The Sponsor believes that this allocation of legal fees to future similar programs is the most equitable way to ensure that all of the first ten programs bear the burden of establishing a working framework for similar offerings under the newly revised rules of Regulation A. If the Sponsor is not successful in organizing an offering for each of the other nine programs, the Sponsor will bear the legal costs that exceed the portion allocated to us.

After the Company raised $1,000,000 in this offering (not including the $100,000 received or to be received in the private placements to the Sponsor and Fundrise, L.P.), beginning on the date that the Company started its operations, it started to reimburse the Manager, without interest, for these organization and offering costs incurred both before and after that date. Reimbursement payments are made in monthly installments; however, the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from

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the Offering. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess is eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full. As of December 31, 2016 and December 31, 2015 the Company had reimbursed the Manager $706,146 and $0, respectively.

As of December 31, 2016 and December 31, 2015, the Manager had incurred organizational and offering costs of approximately $999,000 and $338,000, respectively, on behalf of the Company. These costs are not recorded in the financial statements of the Company as of December 31, 2015 because such costs were not a liability of the Company until the Company had raised $1,000,000 in its offering, which occurred subsequent to December 31, 2015.

Organizational costs are expensed as incurred, and offering costs are amortized ratably as a reduction to members’ equity based on the proportion of gross proceeds raised to the total gross proceeds expected to be raised when the Offering is complete. As of December 31, 2016 and December 31, 2015, $18,888 and $0, respectively, of organizational expenses were included as a general and administrative expense in the statements of operations, and $969,585 and $0, respectively, of offering costs had been amortized and were included in the statements of members’ equity.

Principles of Consolidation

As of December 31, 2016 and December 31, 2015, the Company does not consolidate any separate legal entities in which we own equity interests. We generally consolidate variable interest entities (“VIE”) where the Company is the primary beneficiary of a VIE in which we have a variable interest and voting interest entities where the Company is the majority owner or otherwise controls the voting interest entity.

Variable Interest Entities

A variable interest entity is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. The Company makes an initial determination upon acquisition of a VIE, and reassesses its initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. The Company determines whether it is the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for the Company or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of the Company and the other interests. The Company reassesses its determination of whether it is the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

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As of December 31, 2016 and December 31, 2015, the Company did not hold any investments in entities which are considered to be variable interest entities based on the determination that we have substantive participating rights in all of the limited partnerships or similar legal entities which may have otherwise been considered variable interest entities.

Voting Interest Entities

A voting interest entity is an entity in which the total equity investment at risk is sufficient to enable it to finance its activities independently and the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If the Company has a majority voting interest in a voting interest entity, the entity will generally be consolidated. For limited partnerships or similar legal entities, the usual condition for a controlling financial interest is control of kick-out rights through voting interests. The Company does not consolidate a voting interest entity if there are substantive participating rights by other parties or unilateral kick-out rights by a single party that, in our judgment, rise to the level of control of such entity. In our analysis of whether kick-out rights are substantive in nature, we also consider barriers to such rights that make them unlikely to be exercised. This analysis involves significant judgment on the part of management. As of December 31, 2016, the company did not hold kick-out rights through voting interests.

Investments in Equity Method Investees

Non-controlling, unconsolidated ownership interests in an entity may be accounted for using the equity method, at fair value or the cost method.

Under the equity method, the investment is adjusted each period for capital contributions and distributions and its share of the entity’s net income (loss). Capital contributions, distributions and net income (loss) of such entities are recorded in accordance with the terms of the governing documents. An allocation of net income (loss) may differ from the stated ownership percentage interest in such entity as a result of preferred returns and allocation formulas, if any, as described in such governing documents. Equity method investments are recognized using a cost accumulated model in which the investment is recognized based on the cost to the investor, which includes acquisition fees. Acquisition fees incurred directly in connection with the investments in a joint venture are capitalized and amortized using the straight-line method over the estimated useful life of the underlying joint venture assets. No amortization of acquisition fees is currently reflected on the financial statements.

The Company may account for an investment in an unconsolidated entity at fair value by electing the fair value option. In general, if the fair value election is made, the Company’s share of changes in fair value from one period to another are recorded in the statement of operations. Any change in fair value attributable to market related assumptions is considered an unrealized gain or loss. As of December 31, 2016 and December 31, 2015, respectively, the Company has not elected the fair value option with respect to any of its investments.

The Company may account for an investment that does not qualify for the equity method, or for which the fair value option has not been elected, by using the cost method. Under the cost method, equity in earnings is recorded as distributions are received to the extent they are not considered a return of capital, which is recorded as a reduction of cost of the investment.

The Company’s investments that are legally structured as preferred equity are treated as debt securities on these financial statements in accordance with GAAP. See further discussion under Note 2 – Debt Investments.

The table below presents the activity of the Company's investments in equity method investees, accounted for using the equity method, as of and for the periods presented (in thousands):

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	For the Year Ended December 31, 2016	For the Period June 30, 2015 (Inception) through December 31, 2015
Beginning balance	$—	$—
New investments in equity method investees	44,546	—
Distributions received	(554)	—
Equity in losses of equity method investees	(2,526)
Ending balance	$41,466	$—

As of December 31, 2016, the Company's investments in companies that are accounted for on the equity method of accounting consist of the following:

1)	A 70% non-controlling member interest in Jax2 JV LLC, whose activities are carried out through the following wholly-owned assets: Reserve at Mandarin LLC, a rental property in Jacksonville, FL, built in 1983; and Beacon Point LLC, a rental property in Jacksonville, FL, built in 1986.

2)	A 95% non-controlling member interest in Fundrise Insight One LLC, whose activities are carried out through the following wholly-owned assets: Canterbury Square, a low-rise apartment complex in Fort Belvoir, VA; Sacramento Square, a garden-style apartment complex in Alexandria, VA; and Lancaster Mill, a garden-style apartment in Woodbridge, VA. Fundrise Insight One LLC included a year one (2016) transaction cost of $908,000 related to the purchase of a business, which is included in total expenses of $3,924,000 in the table below.

3)	A 90% non-controlling member interest in Fundrise Peak I, LLC, whose activities are carried out through The Villas at Meadow Springs, an apartment complex located in Richland, WA.

The combined results of operations and financial position of the Company’s equity basis investments are summarized below (dollars in thousands):

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Condensed balance sheet information:	Jax2 JV LLC As of December 31, 2016	Fundrise Insight One LLC As of December 31, 2016	Fundrise Peak I, LLC As of December 31, 2016
Real estate assets, net	$50,600	$67,273	$37,512
Other assets	5,933	2,849	1,689
Total assets	$56,533	$70,122	$39,201

Mortgage notes payable	$34,928	$49,422	$29,886
Other liabilities	1,016	726	339
Equity	20,589	19,974	8,976
Total liabilities and equity	$56,533	$70,122	$39,201
Company’s equity investment	$14,412	$18,975	$8,079

Condensed income statement information:	Jax2 JV LLC From April 1, 2016 (Inception) through December 31, 2016	Fundrise Insight One LLC From April 27, 2016 (Inception) through December 31, 2016	Fundrise Peak I, LLC From September 19, 2016 (Inception) through December 31, 2016
Total revenue	$3,694	$2,046	$1,296
Total expenses	3,505	3,924	1,720
Net income (loss)	$189	$(1,878)	$(424)
Company’s equity in net income (loss) of investee	$132	$(1,784)	$(382)
Company’s share of offering costs within equity	$—	$(492)	$—

The Company evaluates its investments for impairment annually or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company calculates the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the year ended December 31, 2016 or for the period June 30, 2015 (Inception) through December 31, 2015.

Real Estate Debt Investments

Our debt related investments are considered to be classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to continual analysis for potential loan impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest

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rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

We made certain investments that are legally structured as equity investments in majority-owned subsidiaries with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

The following table describes our debt related investment activity for the year ended December 31, 2016 and for the period June 30, 2015 (Inception) through December 31, 2015 (amounts in thousands):

Investments in Real Estate Debt:	For the Year Ended December 31, 2016	For the Period June 30, 2015 (Inception) through December 31, 2015
Beginning balance	$—	$—
Investments (1)	1,600	—
Principal repayments	(1,600)	—
Amortization of deferred fees, costs, and discounts/premiums	—	—
Ending balance	$—	$—

(1)	Investments include one preferred equity investment.

During the year ended December 31, 2016, we had invested in one debt related investments which had redeemed as of December 31, 2016.

Share Redemptions

The Company has adopted a redemption plan whereby on a quarterly basis, shareholders may request that the Company redeem at least 25% or more of their shares. Based on an assessment of the Company’s liquid resources and redemption requests, the Company’s Manager has the authority, in its sole discretion, to limit redemptions by each shareholder during any quarter, including if the Manager deems such action to be in the best interest of the shareholders as a whole.

Pursuant to the program, for the first eighty-nine (89) days following the settlement of the common shares subject to the redemption request (the “Introductory Period”), the per share redemption price will be equal to the purchase price of the shares being redeemed less any distributions received during that period. Shareholders that redeemed during the introductory period will not be allocated any distributions that were declared but unpaid during this period.

Beginning on the ninetieth day following the settlement of the common shares the Company may redeem shares with a per share redemption price calculated based on the most current Net Asset Value (“NAV”) per share. The redemption price is subject to the following discounts, depending upon when the shares are redeemed:

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Holding Period from Date of Purchase	Effective Redemption Price(1) (as percentage of per share redemption price)
Less than 90 days (Introductory Period)	100%
90 days until 3 years	97%
3 years to 4 years	98%
4 years to 5 years	99%
More than 5 years	100%

(1) The Effective Redemption Price will be rounded down to the nearest $0.01.

In addition, the redemption price will be reduced by the aggregate sum of distributions, if any, declared on the shares subject to the redemption request with record dates during the period between the quarter-end redemption request date and the redemption date.

Because the Company’s NAV per share will be calculated at the end of each quarter beginning at the end of the third quarter of 2016, the redemption price may change between the date the Company receives the redemption request and the date on which redemption proceeds are paid. As a result, the redemption price that a shareholder will receive may be different from the redemption price on the day the redemption request is made.

The Manager may amend, suspend, or terminate the redemption plan at any time in its sole discretion, without notice, including if it believes that such action is in the best interest of the shareholders as a whole.

Income Taxes

The Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, commencing with the taxable year ending December 31, 2016. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements, and no gross deferred tax assets or liabilities have been recorded as of December 31, 2016 or December 31, 2015.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Distributions

Our distributions are characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed current or accumulated tax earnings and profits constitute a return of capital for tax purposes and reduce the shareholders’ basis in the common shares. To the extent that distributions exceed both current and accumulated earnings and profits and the shareholders’ basis in the common shares, they will generally be treated as a gain or loss upon the sale or exchange of our

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shareholders’ common shares. We will report the taxability of our distributions in information returns that will be provided to our shareholders and filed with the Internal Revenue Service in the year following the distributions. This information will be provided annually beginning with the year ended December 31, 2016.

The Company declared five distributions during the year ended December 31, 2016. These distributions were or will be calculated based on shareholders of record each day during these periods.

The table below outlines the Company’s total distributions declared to shareholders and distributions relating to the Sponsor and its affiliates for each of the period (all amounts are in thousands except per share data):

	Shareholders				Related Parties(1)
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Total Paid as of December 31, 2016	Total Declared
April 1, 2016 through April 30, 2016	0.0021917808	$75		$75	$1
May 1, 2016 through June 30, 2016	0.0021917808	217		217	3
July 1, 2016 through September 30, 2016	0.0021917808	679		679	4
October 1, 2016 through October 31, 2016	0.0021917808	318		—	1
January 1, 2017 through March 31, 2017	0.0013698630	611	(1)	—	2
Total		$1,900		$971	$11

(1) Total distributions declared to related parties is included in total distributions declared to all shareholders.

(2) The liability for the first quarter 2017 distribution was estimated based on the daily distribution per-share amount multiplied by the number of shareholders as of the date of the preparation of the December 31, 2016 financial statements, and is scheduled to be paid within three weeks after the end of March 31, 2017.

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on senior debt investments classified as held to maturity securities, and investments in joint ventures that are accounted for using the cost method if the terms of the equity investment includes terms that are akin to interest on a debt instrument. As of December 31, 2016 and December 31, 2015, no amortization of premium, discount, origination costs or fees has been recognized.

Recent Accounting Pronouncements

In January 2016, the FASB issued Accounting Standards Update 2016-01 (“ASU 2016-01”), Financial Instruments – Overall, which changes the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The FASB also clarifies the guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2017. The guidance should be applied prospectively from that date. Early adoption is permitted regarding the guidance on the presentation of the change in fair value of financial liabilities under the fair value option for financial statements that have not

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been issued. We do not anticipate the adoption will have a significant impact on the presentation of these financial statements.

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018, with early adoption permitted. We are currently assessing the impact of this update on the presentation of these financial statements.

 In March 2016, the FASB issued Accounting Standards Update 2016-07 (“ASU 2016-07”), Investments – Equity Method and Joint Ventures, which eliminates the requirement to retrospectively apply the equity method in previous periods when an investor initially obtains significant influence over an investee. The new guidance requires an investor to apply the equity method prospectively from the date the investment qualifies for the equity method. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2016, with early adoption permitted. We do not anticipate the adoption will have a significant impact on the presentation of these financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2019. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In August 2016, the FASB issued Accounting Standards Updated 2016-1 (“ASU 2016-15”), Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which provides guidance on the presentation and classification in the statement of cash flows for specific cash receipt and payment transactions, including debt prepayment or extinguishment costs, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims and corporate-owned life insurance policies, and distributions received from equity method investees. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In November 2016, the FASB issued Accounting Standards Updated 2016-18 (“ASU 2016-18”) Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. When cash, cash equivalents, restricted cash or restricted cash equivalents are presented in more than one line item within the statement of financial position, an entity shall calculate a total cash amount in a narrative or tabular format that agrees to the amount shown on the statement of cash flows. Details on the nature and amounts of restricted cash should also be disclosed. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In January 2017, the FASB issued Accounting Standards Update 2017-01 (“ASU 2017-01”), Business Combinations, which clarifies the definition of a business, particularly when evaluating whether transactions should be accounted for as acquisitions or dispositions of assets or businesses. The first part of the guidance provides a screen to determine when a set is not a business; the second part of the guidance provides a framework to evaluate whether both an input and a substantive process are present. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2017. Early

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adoption is permitted for transactions that have not been reported in issued financial statements. We are currently assessing the impact of this update on the presentation of these financial statements.

The Company evaluated subsequent events through March 22, 2017 which is the date the financial statements were available to be issued.

3.	Investments in Real Estate Related Assets

The following table presents the Company’s investments in real estate related assets, as of December 31, 2016, all of which were acquired the year ended December 31, 2016 (dollars in thousands):

Asset Type	Number	Principal Amount or Cost	Expected Future Funding Commitments	Carrying Value	Allocation by Investment Type(1)
Real estate debt investments	—	$—	$—	$—	—
Investments in equity method investees	3	44,546	4,311	41,466	100%
Balance as of December 31, 2016	3	$44,546	$4,311	$41,466	100%

(1)	This allocation is based on the preferred equity investments at cost and initial equity contribution into an equity method investee plus equity in earnings/losses. It does not include future funding commitments that are not yet drawn.

Credit Quality Monitoring

The Company’s debt investments and preferred equity investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have interests in real estate similar to the interests just described. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of December 31, 2016, all investments are considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

4.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

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Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

The Company’s financial instruments consist of cash, three joint venture equity investments, and accounts payable. The carrying values of cash and cash equivalents, receivables, and accounts payable are reasonable estimates of their fair value. The aggregate fair value of our equity investments are based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of December 31, 2016, management estimated the fair value of investments to be $44,545,833.

5.	Borrowings

During the year ended December 31, 2016, the Company borrowed funds in the amount of $700,000 on its promissory grid note arrangement with a related party, and repaid the principal and interest totaling $701,361 on October 27, 2016. See Note 6 – Related Party Arrangements – Rise Companies Corp.

6.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Manager and certain affiliates of the Manager receive fees and compensation in connection with the Company’s public offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offering. The Company will reimburse the Manager, subject to the reimbursement limit previously described, for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. See Note 2 – Summary of Significant Accounting Policies – Organizational, Offering and Related Costs.

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The following table summarizes reimbursable costs incurred by the Company during the year ended December 31, 2016 and for the period June 30, 2015 (Inception) through December 31, 2015 (amounts in thousands):

Reimbursable Organizational and Offering Costs Due to Fundrise Advisors, LLC:	As of December 31, 2016	For the Period June 30, 2015 (Inception) through December 31, 2015
Organizational and other reimbursable costs	$29	$—
Offering costs (1)	970	—
Reimbursements made	(706)	—
Balance as of December 31, 2016	$293	$—

(1)	As of December 31, 2016, $969,585 of offering costs were amortized against members’ equity, which represents the ratable portion of proceeds raised to date to the total amount of proceeds expected to be raised from the Offering.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 1.00%, which, until September 30, 2016, will be based on our net offering proceeds as of the end of each quarter, unless the Manager does not require reimbursement in any particular quarter, and thereafter will be based on our NAV at the end of each prior quarter.

During the year ended December 31, 2016 and the period June 30, 2015 (Inception) through December 31, 2015, asset management fees of $280,997 and $0, respectively, have been incurred. As of December 31, 2016 and December 31, 2015 $108,306 and $0, of asset management fees remain payable to the Manager.

The Company will also pay the Manager a special servicing fee for any non-performing asset at an annualized rate of 2.00%, which will be based on the original value of such non-performing asset. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2016 and December 31, 2015, the Manager has not designated any asset as non-performing and no special servicing fees have been paid to the Manager.

The Company will also pay the Manager a disposition fee from the liquidation of any of our equity investments in real estate equal to 0.5% of the gross proceeds after repayment of any property level debt. As of December 31, 2016 and December 31, 2015, no equity investments had been acquired or disposed of, and accordingly no disposition fees were incurred.

Fundrise Servicing, LLC

Fundrise Servicing, LLC may receive a fee from 0.00% to 0.50% for the ongoing servicing and administration of certain loans and investments held by us. The fee is calculated as an annual percentage of the stated value of the loan and is deducted at the time that payments on the loan are made. The fee is deducted from payments in proportion to the split between current and accrued payments. Servicing fees may be waived at Fundrise Servicing, LLC’s sole discretion. As of December 31, 2016 and December 31, 2015, the Company had not paid any servicing fees nor had any servicing fees been accrued to Fundrise Servicing, LLC.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC or its affiliates may close and fund a loan or other investment prior to it being acquired by us. The ability to warehouse investments

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allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition.

For situations where our sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the shareholders and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the year ended December 31, 2016 and the period June 30, 2015 (Inception) through December 31, 2015 fees of $18,583 and $0, respectively, were paid to the Independent Representative as compensation for those services.

Fundrise, L.P., Member

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital. During the year ended December 31, 2016, Fundrise, L.P. did not provide capital to Fundrise Lending, LLC for the purposes of acquiring investments on behalf of the company.

Fundrise, L.P. is a member of the Company and holds 19,900 shares as of December 31, 2016. Fundrise, L.P. did not hold any shares at December 31, 2015, but was committed to purchase 19,900 shares. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp, Member and Sponsor

As a means to provide liquidity during capital raising periods, Rise Companies Corp. issued a promissory grid note to the Company and its affiliates in the amount of $10,000,000. The loan bears a 2.5% interest rate and originally expired on January 31, 2017 (the loan is now extended through April 30, 2017, see Note 9 – Subsequent Events). The total drawn between the five noteholders may not exceed $10,000,000. As of December 31, 2016, the Company had drawn against the promissory grid note in the amount of $700,000 and had repaid principal and interest in the amount of $701,361 to Rise Companies Corp.

Rise Companies Corp is a member of the Company and holds 100 shares as of December 31, 2016 and as of December 31, 2015.

Executive Officers of Our Manager

As of the date of these financial statements, the executive officers of our Manager and their positions and offices are as follows:

Name	Position
Benjamin S. Miller	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	Chief Operating Officer
Bjorn J. Hall	General Counsel, Chief Compliance Officer, and Secretary

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Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and Director of our Sponsor since its inception on March 14, 2012. As of February 9, 2016, Ben is also serving as Interim Chief Financial Officer and Treasurer of our Manager.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in the same role for our Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014.

7.	Economic Dependency

Under various agreements, the Company has engaged or will engage Fundrise Advisors, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Fundrise Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

8.	Commitments and Contingencies

Legal Proceedings

As of the date of the financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

9.	Subsequent Events

Organizational, Offering and Related Costs

As a result of the Offering raising in excess of the $1,000,000 threshold, the organizational, offering and related costs paid by the Manager or its affiliates on behalf of the Company are required to be reimbursed by the Company. As of March 22, 2017, $999,240 of reimbursement payments have been made.

Distributions Payable

On September 30, 2016, the Manager of the Company ratified a daily distribution of $0.0021917808 per share (the “October 2016 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on October 1, 2016 and ending on October 31, 2016 (the “October 2016 Distribution Period”). The distributions were payable to shareholders of record as of the close of business on each day of the October 2016 Distribution Period. The October 2016 distributions were paid beginning January 17, 2017. The aggregate amount of cash that was distributed relating to the October 2016 Distribution Period was $317,334.

On December 31, 2016, the Manager of the Company ratified a daily distribution of $0.0013698630 per share (the “Q1 2017 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on January 1, 2017 and ending on March 31, 2017 (the “Q1 2017 Distribution Period”). The distributions are payable to shareholders of record as of the close of business on each day of the Q1 2017

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Distribution Period and the distributions are scheduled to be paid within the first three weeks of the end of the Q1 2017 Distribution Period. The aggregate estimated amount of cash to be distributed related to the Q1 2017 Distribution Period is $612,000.

On February 9, 2017, the Manager of the Company ratified an additional daily distribution of $0.0014504432 per share (the “Additional Q1 2017 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on February 9, 2017 and ending on March 31, 2017 (the “Additional Q1 2017 Distribution Period”). The distributions are payable to shareholders of record as of the close of business on each day of the Additional Q1 2017 Distribution Period and the distributions are scheduled to be paid within the first three weeks of the end of the Additional Q1 2017 Distribution Period. We will begin processing Q1 2017 distributions and Additional Q1 2017 distributions prior to April 21, 2017.

Amended and Restated Promissory Grid Note

On October 25, 2016, the Company entered into an amended and restated promissory grid note, as borrower, with Rise Companies Corp, our Sponsor, as lender. The amended and restated note provides up to $10,000,000 in credit. On January 31, 2017, the expiration date was extended to April 30, 2017, and the interest rate increased to 3%. The Company did not pay any extension or other fees related to the amendment of this note.

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Item 8.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1**	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-A)
2.2**	Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Form 1-A)
4.1**	Form of Subscription Package (incorporated by reference to the copy thereof submitted as Exhibit 4.1 of Form 1-A/A)
6.1**	Form of License Agreement between Fundrise Equity REIT, LLC and Fundrise, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-A)
6.2**	Form of Liquidation Support Agreement between Fundrise Equity REIT, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Form 1-A)
6.3**	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s Form 1-A)
6.4**	Form of Servicing Agreement between Fundrise Equity REIT, LLC and Fundrise Servicing, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.4 to the Company’s Form 1-A/A)
11.1*	Consent of RSM US LLP
15.1**	Draft offering statement previously submitted pursuant to Rule 252(d) (incorporated by reference to the copy thereof previously made public pursuant to Rule 301 of Regulation S-T)
15.2**	Draft amended offering statement previously submitted pursuant to Rule 252(d) (incorporated by reference to the copy thereof previously made public pursuant to Rule 301 of Regulation S-T)
15.3**	Correspondence by or on behalf of the issuer previously submitted pursuant to Rule 252(d) (incorporated by reference to the copy thereof submitted as Exhibit 15.3 to the Company’s Form 1-A)

*	Filed herewith
**	Previously filed

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on April 13, 2017.

Fundrise Equity REIT, LLC
By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

By:	/s/ Benjamin S. Miller
	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller Benjamin S. Miller	Chief Executive Officer, Interim Chief Financial Officer and Treasurer of	April 13, 2017
Fundrise Advisors, LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

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